# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MINISO Group Holding Limited, CIK 0001815846
CUSIP: 66981J102
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, China (F4), 510000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-013214
Filed by CIK 0001842281

## Reporting persons
- Guofu Ye: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 770,041,061; sole dispositive power 0; shared dispositive power 770,041,061; aggregate amount beneficially owned 770,041,061 (63.4% of the class)
  Comment: *Represents (i) 308,140,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands (ii) 8,936,000 ordinary shares (including 96,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, (iii) 195,115,382 ordinary shares held by YGF MN LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iv) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.
  
  In September 2026, Mini Investment Limited transferred 7,600,000 ordinary shares of the Issuer to its wholly owned subsidiary Mini Investments SP1 Limited, in connection with the entering into of the Contract (as defined below). On September 17, 2026, Mini Investments SP1 Limited entered into a prepaid variable share forward contract (the "Contract") with an unaffiliated third-party dealer (the "Dealer"). Pursuant to the Contract, Mini Investments SP1 Limited transferred the 21,600,000 ordinary shares of the Issuer held by it to the Dealer as credit support, and the Dealer made a prepayment to Mini Investments SP1 Limited. The Dealer subsequently conducted hedging activities with these ordinary shares pursuant to the Contract. Upon expiration of the Contract, Mini Investments SP1 Limited will settle with cash payment or by delivering required number of shares.
  
  Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee and Mr. Guofu Ye as the settlor. YGF MC LIMITED is wholly-owned by Mr. Guofu Ye. YGF MN LIMITED is held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, as to 1%, and held by YY Capital Ltd., a limited liability company incorporated under the laws of British Virgin Islands, as to 99%. All shares of YY Capital Ltd. are held by Cantrust (Far East) Limited on behalf of Y Group Trust, with Cantrust (Far East) Limited as the trustee and Mr. Guofu Ye as the settlor. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee and Ms. Yunyun Yang as the settlor.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, Mini Investments SP1 Limited, YGF MC LIMITED, YGF MN LIMITED and YYY MC LIMITED.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,214,041,449 ordinary shares of the Issuer outstanding as of September 30, 2026.
- Mini Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 308,140,482; sole dispositive power 0; shared dispositive power 308,140,482; aggregate amount beneficially owned 308,140,482 (25.4% of the class)
  Comment: *Represents 308,140,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee and Mr. Guofu Ye as the settlor.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by Mini Investment Limited.
  
  In September 2026, Mini Investment Limited transferred 7,600,000 ordinary shares of the Issuer to its wholly owned subsidiary Mini Investments SP1 Limited, in connection with the entering into of the Contract (as defined below). On September 17, 2026, Mini Investments SP1 Limited entered into a prepaid variable share forward contract (the "Contract") with an unaffiliated third-party dealer (the "Dealer"). Pursuant to the Contract, Mini Investments SP1 Limited transferred the 21,600,000 ordinary shares of the Issuer held by it to the Dealer as credit support, and the Dealer made a prepayment to Mini Investments SP1 Limited. The Dealer subsequently conducted hedging activities with these ordinary shares pursuant to the Contract. Upon expiration of the Contract, Mini Investments SP1 Limited will settle with cash payment or by delivering required number of shares.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,214,041,449 ordinary shares of the Issuer outstanding as of September 30, 2026.
- Mini Investments SP1 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * In September 2026, Mini Investment Limited transferred 7,600,000 ordinary shares of the Issuer to its wholly owned subsidiary Mini Investments SP1 Limited, in connection with the entering into of the Contract (as defined below). On September 17, 2026, Mini Investments SP1 Limited entered into a prepaid variable share forward contract (the "Contract") with an unaffiliated third-party dealer (the "Dealer"). Pursuant to the Contract, Mini Investments SP1 Limited transferred the 21,600,000 ordinary shares of the Issuer held by it to the Dealer as credit support, and the Dealer made a prepayment to Mini Investments SP1 Limited. The Dealer subsequently conducted hedging activities with these ordinary shares pursuant to the Contract. Upon expiration of the Contract, Mini Investments SP1 Limited will settle with cash payment or by delivering required number of shares.
  
  Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee and Mr. Guofu Ye as the settlor.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by Mini Investments SP1 Limited.
- YGF MC LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 8,936,000; sole dispositive power 0; shared dispositive power 8,936,000; aggregate amount beneficially owned 8,936,000 (0.7% of the class)
  Comment: * Represents 8,936,000 ordinary shares (including 96,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YGF MC LIMITED is wholly-owned by Mr. Guofu Ye.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF MC LIMITED.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,214,041,449 ordinary shares of the Issuer outstanding as of September 30, 2026.
- YGF MN LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 195,115,382; sole dispositive power 0; shared dispositive power 195,115,382; aggregate amount beneficially owned 195,115,382 (16.1% of the class)
  Comment: *Represents 195,115,382 ordinary shares held by YGF MN LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YGF MN LIMITED is held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, as to 1%, and held by YY Capital Ltd., a limited liability company incorporated under the laws of British Virgin Islands, as to 99%. All shares of YY Capital Ltd. are held by Cantrust (Far East) Limited on behalf of Y Group Trust, with Cantrust (Far East) Limited as the trustee and Mr. Guofu Ye as the settlor .
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF MN LIMITED.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,214,041,449 ordinary shares of the Issuer outstanding as of September 30, 2026.
- YGF Development Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 308,140,482; sole dispositive power 0; shared dispositive power 308,140,482; aggregate amount beneficially owned 308,140,482 (25.4% of the class)
  Comment: *Represents 308,140,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee and Mr. Guofu Ye as the settlor.
  
  In September 2026, Mini Investment Limited transferred 7,600,000 ordinary shares of the Issuer to its wholly owned subsidiary Mini Investments SP1 Limited, in connection with the entering into of the Contract (as defined below). On September 17, 2026, Mini Investments SP1 Limited entered into a prepaid variable share forward contract (the "Contract") with an unaffiliated third-party dealer (the "Dealer"). Pursuant to the Contract, Mini Investments SP1 Limited transferred the 21,600,000 ordinary shares of the Issuer held by it to the Dealer as credit support, and the Dealer made a prepayment to Mini Investments SP1 Limited. The Dealer subsequently conducted hedging activities with these ordinary shares pursuant to the Contract. Upon expiration of the Contract, Mini Investments SP1 Limited will settle with cash payment or by delivering required number of shares.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF Development Limited.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,214,041,449 ordinary shares of the Issuer outstanding as of September 30, 2026.
- YY Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 195,115,382; sole dispositive power 0; shared dispositive power 195,115,382; aggregate amount beneficially owned 195,115,382 (16.1% of the class)
  Comment: * Represents 195,115,382 ordinary shares held by YGF MN LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YGF MN LIMITED is held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, as to 1%, and held by YY Capital Ltd., a limited liability company incorporated under the laws of British Virgin Islands, as to 99%. All shares of YY Capital Ltd. are held by Cantrust (Far East) Limited on behalf of Y Group Trust, with Cantrust (Far East) Limited as the trustee and Mr. Guofu Ye as the settlor.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YY Capital Ltd.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,214,041,449 ordinary shares of the Issuer outstanding as of September 30, 2026.
- Yunyun Yang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 770,041,061; sole dispositive power 0; shared dispositive power 770,041,061; aggregate amount beneficially owned 770,041,061 (63.4% of the class)
  Comment: *Represents (i) 308,140,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands (ii) 8,936,000 ordinary shares (including 96,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, (iii) 195,115,382 ordinary shares held by YGF MN LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iv) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.
  
  In September 2026, Mini Investment Limited transferred 7,600,000 ordinary shares of the Issuer to its wholly owned subsidiary Mini Investments SP1 Limited, in connection with the entering into of the Contract (as defined below). On September 17, 2026, Mini Investments SP1 Limited entered into a prepaid variable share forward contract (the "Contract") with an unaffiliated third-party dealer (the "Dealer"). Pursuant to the Contract, Mini Investments SP1 Limited transferred the 21,600,000 ordinary shares of the Issuer held by it to the Dealer as credit support, and the Dealer made a prepayment to Mini Investments SP1 Limited. The Dealer subsequently conducted hedging activities with these ordinary shares pursuant to the Contract. Upon expiration of the Contract, Mini Investments SP1 Limited will settle with cash payment or by delivering required number of shares.
  
  Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee and Mr. Guofu Ye as the settlor. YGF MC LIMITED is wholly-owned by Mr. Guofu Ye. YGF MN LIMITED is held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, as to 1%, and held by YY Capital Ltd., a limited liability company incorporated under the laws of British Virgin Islands, as to 99%. All shares of YY Capital Ltd. are held by Cantrust (Far East) Limited on behalf of Y Group Trust, with Cantrust (Far East) Limited as the trustee and Mr. Guofu Ye as the settlor. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee and Ms. Yunyun Yang as the settlor.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by Mini Investment Limited, Mini Investments SP1 Limited, YGF MC LIMITED, YGF MN LIMITED and YYY MC LIMITED.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,214,041,449 ordinary shares of the Issuer outstanding as of September 30, 2026.
- YYY MC LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 257,849,197; sole dispositive power 0; shared dispositive power 257,849,197; aggregate amount beneficially owned 257,849,197 (21.2% of the class)
  Comment: *Represents 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee and Ms. Yunyun Yang as the settlor.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY MC LIMITED.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,214,041,449 ordinary shares of the Issuer outstanding as of September 30, 2026.
- YYY Development Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 257,849,197; sole dispositive power 0; shared dispositive power 257,849,197; aggregate amount beneficially owned 257,849,197 (21.2% of the class)
  Comment: *Represents 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee and Ms. Yunyun Yang as the settlor.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY Development Limited.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,214,041,449 ordinary shares of the Issuer outstanding as of September 30, 2026.

## Item 1. Issuer
Name of issuer: MINISO Group Holding Limited
Address of issuer's principal executive offices: 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, F4 510000

## Item 2. Person Filing
Name of person filing:
Guofu Ye
Mini Investment Limited
Mini Investments SP1 Limited
YGF MC LIMITED
YGF MN LIMITED
YGF Development Limited
YY Capital Ltd.
Yunyun Yang
YYY MC LIMITED
YYY Development Limited
(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 16F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People's Republic of China.
Citizenship:
Guofu Ye - People's Republic of China
Mini Investment Limited - British Virgin Islands
Mini Investments SP1 Limited - British Virgin Islands
YGF MC LIMITED - British Virgin Islands
YGF MN LIMITED - British Virgin Islands
YGF Development Limited - British Virgin Islands
YY Capital Ltd. - British Virgin Islands
Yunyun Yang - People's Republic of China
YYY MC LIMITED - British Virgin Islands
YYY Development Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of each Reporting Person to Row (9) of Reporting Person Information of this Schedule 13G/A (including the footnotes) are hereby incorporated by reference in this Item 4.
Percent of class: The responses of each Reporting Person to Row (11) of Reporting Person Information of this Schedule 13G/A (including the footnotes) are hereby incorporated by reference in this Item 4.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: The responses of each Reporting Person to Row (6) of Reporting Person Information of this Schedule 13G/A (including the footnotes) are hereby incorporated by reference in this Item 4.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: The responses of each Reporting Person to Row (8) of Reporting Person Information of this Schedule 13G/A (including the footnotes) are hereby incorporated by reference in this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Guofu Ye: /s/ Guofu Ye, Guofu Ye (11/13/2026)
- Mini Investment Limited: /s/ Guofu Ye, Guofu Ye / Director (11/13/2026)
- Mini Investments SP1 Limited: /s/ Guofu Ye, Guofu Ye / Director (11/13/2026)
- YGF MC LIMITED: /s/ Guofu Ye, Guofu Ye / Director (11/13/2026)
- YGF MN LIMITED: /s/ Guofu Ye, Guofu Ye / Director (11/13/2026)
- YGF Development Limited: /s/ Tse Pui Shan, S.B. Vanwall Ltd. (represented by Tse Pui Shan) / Director (11/13/2026)
- YY Capital Ltd.: /s/ MOCK Yuk Sim /s/ TANG Pik Yi, Rustem Limited (represented by MOCK Yuk Sim and TANG Pik Yi) / Director (11/13/2026)
- Yunyun Yang: /s/ Yunyun Yang, Yunyun Yang (11/13/2026)
- YYY MC LIMITED: /s/ Yunyun Yang, Yunyun Yang / Director (11/13/2026)
- YYY Development Limited: /s/ Tse Pui Shan, S.B. Vanwall Ltd. (represented by Tse Pui Shan) / Director (11/13/2026)
Comment: [Confirm whether a power of attorney is needed; if so, provide executed authority and exact filing incorporation reference. No signature authority is assumed from a prior signature.]